CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

January 9, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rufus Decker
Era Anagnosti, Esq.
Jay Ingram, Esq.
Nudrat Salik

Re:	MasTec, Inc.
Form 10-K for the Year ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the period ended September 30, 2012
Filed November 1, 2012
Response dated December 13, 2012
File No. 1-8106

Ladies and Gentlemen:

On behalf of MasTec, Inc., a Florida corporation (the “Company”), the following response is to the comment letter, dated December 21, 2012 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s (i) Form 10-K for the year ended December 31, 2011, filed February 29, 2012, (ii) Form 10-Q for the period ended September 30, 2012, and (iii) response letter to the Staff dated December 13, 2012.

In the responses below, references to “we”, “our” and “us” refer to the Company.

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

We confirm that we have included proposed additional disclosures and revisions in this letter, as requested, and that the additional disclosures and revisions will be included in our future filings, including interim filings, if applicable. In order to provide the appropriate context to our proposed disclosures, we have provided in Attachment A a draft of the relevant sections of our MD&A including the sections we have entitled Business Overview, Overview of Financial Results, Comparison of Fiscal Year Results of Operations and Non US GAAP Financial Measures that will be included in our 2012 Form 10-K. Please note that in such draft MD&A, we have recast 2011 and prior year data to conform to the discontinued operations treatment resulting from the disposition of DirectStar in 2012 and the held for sale treatment of GlobeTec, all as previously reported in our 2012 interim reports. Additionally, upon further review, we have changed the name of our “Power Generation” reportable segment to the “Power Generation and Industrial” reportable segment as we believe this title provides a better description of the underlying business. No change has been made to the composition of the segment.

CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

Management’s Discussion and Analysis, page 30

General

2.	Your proposed disclosures include the presentation of consolidated EBITDA and EBITDA margin. Please provide the disclosures required by Item 10(e) of Regulation S-K refer to Compliance and Disclosures Interpretation 104.04 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

The MD&A provided in our Form 10-K for the year ended December 31, 2011, included on pages 43 and 44 the non-GAAP reconciliations for EBITDA and Adjusted EBITDA. These were omitted from the draft portion of the MD&A submitted with our December 13, 2012 response given its focus on the segment comparisons that were requested during our various conference calls with the Staff. To clarify, we will include non-GAAP reconciliations for EBITDA and Adjusted EBITDA, on a consolidated basis. The draft portion of the MD&A has been modified accordingly. See Attachment A.

3.	Please quantify the impact of each factor when multiple factors contribute to material changes in a line item. For example, in your results of operations proposed discussion for the Electrical Transmission segment for the year ended December 31, 2011 compared to the year ended December 31, 2010, EBITDA increased by $32.4 million due to multiple factors including the addition of several large transmission projects in connection with the EC Source acquisition with higher than historical-average project margins. Please separately quantify the impact of each of these factors. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

Where multiple factors contribute to material changes in a line item, the explanation will include a quantification of each material factor as required by Items 303(a)(3)(i) and (iii) of Regulation S-K to the extent practicable. Please see Attachment A for the revised explanations. Paragraphs including expanded wording have been underlined for your convenience.

Financial Statements

Notes to the Financial Statements

Note 15 – Operations by Geographic Areas and Segments, page 93

4.	Please provide the entity-wide disclosures required by ASC 280-10-50-41 and 50-42 for significant customers as well as geographical information regarding revenues and long-lived assets.

Please note that the disclosure of our significant customers will be included in Note 15 to the financial statements. Disclosures regarding our foreign operations will be included in the Segment note to the financial statements and discussed in MD&A. Please see our proposed disclosure in Attachments A and B.

5.	In a similar manner to your proposed disclosures to be included in MD&A, please discuss the reorganization and change in reportable segments.

See Attachment B, an update of the draft Segment footnote, which has been modified to reflect a discussion of the reorganization and change in reportable segments which conforms to the draft MD&A discussion provided in our December 13 response.

CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

In addition, as a courtesy we want to mention that in late December 2012, we completed separate acquisitions of three small infrastructure construction businesses for a total consideration of $[***] million plus contingent consideration. We do not consider these transactions, individually or in the aggregate, material, nor are they significant; accordingly, no additional disclosures are required under Rule 3-05 or Article 11 of Regulation S-X. One of these businesses provides communications tower construction services related to the wireless industry similar to our Optima business. It will be included in our Communications segment and will be managed by that segment’s manager The other two acquired businesses provide pipeline and facility construction services in the Oil and Gas industry and are substantially similar to our Pumpco and Fabcor businesses. These two companies will be included in our Oil and Gas segment and will be managed by that segment’s manager. Our footnote describing these acquisitions in our 2012 Form 10-K will disclose the reportable segment in which these acquired companies will be included.

6.	Please help us better understand how you determined that your four operating segments also represent your reporting units pursuant to ASC 350-20-35-33 through 35-37. We remind you that a reporting unit for purposes of testing goodwill for impairment is an operating segment or one level below. Please clarify if you are aggregating two or more components of an operating segment to arrive at your reporting units. If so, please provide us with a comprehensive explanation as to how you determined this was appropriate pursuant to ASC 350-20-35-5. Your explanation should also address ASC 350-20-55-7, which states that all of the factors in ASC 280- 10-50-11 should be considered in determining whether the components of an operating segment have similar economic characteristics.

As a result of comment 6, we have reconsidered the level at which we will evaluate goodwill after the reorganization. We note that ASC 350-20-35-34 describes a reporting unit as a business for which discrete financial information is available and is reviewed by segment management. Because segment management receives and reviews financial information for reporting units that make up the segment, we will evaluate goodwill impairment at the reporting unit level, which is one level below the reportable segment level. This level of goodwill impairment testing is consistent with our historical practice. As noted in our February 3, 2012 letter to the staff, after analysis of our reporting units, the Company determined that the estimated fair values substantially exceeded the carrying values for all of the reporting units at December 31, 2011, 2010 and 2009. Although we have not yet completed our analysis as of December 31, 2012, we do not anticipate any goodwill impairment.

Form 10-Q for the Period Ended September 30, 2012

Management’s Discussion and Analysis

EBITDA and Adjusted EBITDA, page 38

7.	You consider EBITDA and Adjusted EBITDA as indicators of your ability to generate cash. Your disclosures indicate that you view these to also be liquidity measures. In this regard, please also provide a reconciliation from cash flows from operations to EBITDA and Adjusted EBITDA pursuant to Item 10(e)(1)(i)(b) of Regulation S-K. Please discuss any limitations related to the use of these measures as liquidity measures. You currently only reconcile income from continuing operations to Adjusted EBITDA. Please also provide a reconciliation from income from continuing operations to EBITDA. Please similarly revise your Form 10-K, as applicable.

CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

See attachment A for updated draft MD&A segment discussion, including the Adjusted EBITDA portion of the non-GAAP financial measures disclosure. We have expanded the non-GAAP measures discussion to include a reconciliation of consolidated EBITDA and Adjusted EBITDA to Cash Flow from Operations for each year to be presented in the 2012 consolidated financial statements included in our 2012 Form 10-K. Additionally, we have provided a reconciliation from income from continuing operations before non-controlling interests to EBITDA.

*    *    *

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at 305.406.1811.

Sincerely, MASTEC, INC.

/s/ T. Michael Love
VP, Corporate Controller

cc:	Frank E. Jaumot CPA – Audit committee chairman

C. Robert Campbell, CFO, MasTec, Inc.

Alberto de Cardenas, General Counsel, MasTec, Inc.

Leland Graul, BDO USA, LLP

Ian Shapiro, BDO USA, LLP

Ira N. Rosner, Esq., Greenberg Traurig, P.A.

John Huber, FTI Consulting

ATTACHMENTS:

Attachment A: Draft MD&A;

Attachment B: Draft Segment Financial Statement Note.

CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

Attachment A

[***]

CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

Attachment B

[***]

CONFIDENTIAL TREATMENT REQUESTED